Exhibit 4.6

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Vivakor, Inc. (the “Company,” “we,” “us,” and “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is the Company’s common stock, par value $0.001 per share (the “Common Stock”). The Common Stock is registered under Section 12(b) of the Exchange Act.

General

The following is a description of the material terms of the Company’s Common Stock.  This is a summary only and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Articles of Incorporation (the “Articles of Incorporation”) and the Company’s Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to its Annual Report on Form 10-K of which this Exhibit is a part. The Company encourages you to read its Articles of Incorporation, its Bylaws and the applicable provisions of Nevada Revised Statutes (the “NRS”), for additional information.

Description of Common Stock

Our Common Stock is listed on The Nasdaq Capital Market under the trading symbol “VIVK.”

Authorized Shares of Common Stock

The authorized number of shares of Common Stock is 500,000,000 shares of Common Stock.

Voting Rights

The holders of Common Stock have the unlimited right to vote for the election of directors and on all other matters requiring stockholder action, each share being entitled to one vote.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of Common Stock are entitled to receive dividends, if any, as may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Company legally available for the payment of dividends

Liquidation Rights

Upon the voluntary or involuntary liquidation, dissolution or winding-up of the Company the net assets of the Company available for distribution shall be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interests.

Other Rights and Preferences

The holders of the Common Stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of the Company’s preferred stock that is currently outstanding and that it may designate and issue in the future.

Fully Paid and Nonassessable

All of the outstanding shares of Common Stock are fully paid and non-assessable.